

Mail Stop 3720

May 26, 2011

Via U.S. Mail and Fax
William R. Shane
Executive Vice President and
Chief Financial Officer
StoneMor Partners, Inc.
311 Veterans Highway
Suite B
Levittown, PA 19056

Re: **StoneMor Partners, Inc.**
               Item 4.02 Form 8-K
               Filed   March 30, 2011
               File No.   000-50910

Dear Mr. Shane:

       We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director